Pricing Term Sheet	Filed pursuant to Rule 433
dated February 4, 2011	Registration File No. 333-171521
Supplementing the Preliminary
Prospectus Supplement
dated January 28, 2011
(To Prospectus dated January 14, 2011)

GMX Resources Inc.

Offering of 21,075,000 shares of common stock,

par value $0.001 per share (the “Common Stock Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and should be read together with (i) the preliminary prospectus supplement dated January 28, 2011 relating to the Common Stock Offering, including the documents incorporated by reference therein and (ii) the related base prospectus dated January 14, 2011, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-171521.

Issuer:	GMX Resources Inc. (the “Issuer”)

Ticker / Exchange for Common Stock:	GMXR / The New York Stock Exchange (the “NYSE”).

Trade Date:	February 4, 2011.

Settlement Date:	February 9, 2011.

Title of Securities:	Common stock, par value $0.001 per share, of the Issuer.

Shares Offered and Sold:	21,075,000 (or a total of 24,236,250 if the underwriters’ over-allotment option to purchase up to 3,161,250 additional shares of the Issuer’s common stock is exercised in full).

Public Offering Price per Share:	$4.75 per share / approximately $100,106,250 total (or approximately $115,122,187.50 total if the underwriters’ option to purchase up to 3,161,250 additional shares of the Issuer’s common stock is exercised in full).

Use of Proceeds:	The Issuer expects the net proceeds to it from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated expenses of the Common Stock Offering payable by the Issuer, to be approximately $93.3 million (or approximately $107.3 million if the underwriters exercise their option to purchase additional shares in full). The Issuer intends to use the net proceeds from the Common Stock Offering and the Notes Offering (as defined below) (i) to fund an offer to purchase up to $50.0 million of its 5.00% convertible senior notes due 2013, (ii) to repay the current outstanding balance under its secured revolving credit facility, (iii) to fund the cash portion of the purchase price of pending acquisitions of undeveloped oil and gas leases for approximately $68.3 million, (iv) to fund its exploration and development program and (v) for other general corporate purposes.

Commissions and Discounts:

The underwriters have advised the Issuer that they propose to offer the shares of the Issuer’s common stock initially at the Public Offering Price per Share and to selling group members at that price less a selling concession of $0.18525 per share of common stock.

The following table summarizes the compensation and estimated expenses that the Issuer will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by the Issuer	$0.30875	$0.30875	$6,506,906.25	$7,482,942.19
Expenses payable by the Issuer	$0.01	$0.01	$300,000	$300,000

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC

Co-Managers:	Capital One Southcoast, Inc., Pritchard Capital Partners, LLC, Howard Weil Incorporated and Johnson Rice & Company L.L.C.

Concurrent Notes Offering:	Concurrent with this Common Stock Offering, the Issuer is conducting, under a separate offering circular, a non-public offering of $200.0 million aggregate principal amount of its 11.375% Senior Notes due 2019 (the “Notes Offering”), at a price of 96.833%, plus accrued interest, if any, from February 9, 2011. The Issuer expects the net proceeds to it from the Notes Offering, after deducting initial purchaser’s discounts and commissions and estimated expenses of the Notes Offering payable by it to be approximately $186.8 million.

The Issuer has filed a registration statement (including a preliminary prospectus supplement dated January 28, 2011 and an accompanying prospectus dated January 14, 2011) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department; e-mail: prospectus@morganstanley.com; toll-free 1-866-718-1649 or from Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, New York 10010, toll-free 1 (800) 221-1037.

This communication should be read in conjunction with the preliminary prospectus supplement dated January 28, 2011 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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